UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 000-30902

Compugen Ltd.

(Translation of registrant's name into English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

On May 5, 2011, Compugen Ltd. (“Compugen” or the “Company”) will hold its annual general meeting of shareholders (the “Annual Meeting”).  Compugen began mailing the notice and proxy statement relating to the Annual Meeting (collectively, the “Proxy Statement”) on or about March 31, 2011 and included a copy thereof as Exhibit 1 to its Report on Form 6-K, furnished to the Securities and Exchange Commission on April 1, 2011 (the “Prior Form 6-K”).

Inadvertently omitted from the Proxy Statement, both as mailed to the Company’s shareholders and as attached to the Prior Form 6-K, was a copy of the Compugen 2010 Share Incentive Plan (the “Plan”), which was to serve as Exhibit C to the Proxy Statement, the approval of which (and the reservation of three million shares thereunder) will be the subject of Proposal No. 3 at the Annual Meeting.

The Company has attached a copy of the Plan as Exhibit 1 to this Report on Form 6-K.

The text of Proposal No. 3 for the Annual Meeting, as appears in the Proxy Statement attached as Exhibit 1 to the Prior Form 6-K, is incorporated by reference in its entirety in this Report on Form 6-K.

Any shareholder of the Company who has any questions concerning Proposal No. 3 or his, her or its vote with respect to Proposal No. 3, or concerning any other matter related to the Annual Meeting, should contact the Company’s General Counsel at +972-3-765-8585.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUGEN LTD.

Date: April 29, 2011	By:	/s/ Dikla Czaczkes
Name: Dikla Czaczkes
Title: Chief Financial Officer